SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)
                              (Amendment No. 2)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
            AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                         Gilat Communications Ltd.
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                              (Name of Issuer)

                    Ordinary Shares, NIS 0.01 par value
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                       (Title of Class of Securities)

                                 M50876107
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 15, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M50876107

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           100,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         100,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,245,026 ORDINARY SHARES*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.4%*

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO



* See Item 5 hereof

SCHEDULE 13D
CUSIP No. M50876107

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TREFOIL GILAT INVESTORS, L.P. - 95-4812471

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,145,026 ORDINARY SHARES*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,145,026 ORDINARY SHARES*

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,245,026 ORDINARY SHARES*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.4%*

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN



* See Item 5 hereof

INTRODUCTION

     This statement amends the Schedule 13D filed on June 30, 2000 (the "Schedule 13D") by Shamrock Holdings of California, Inc., a California corporation ("SHOC") and Trefoil Gilat Investors, L.P., a Delaware limited partnership ("Trefoil Gilat"), with respect to Ordinary Shares, nominal value NIS 0.01 per share (the "Ordinary Shares"), of Gilat Communications Ltd., an Israeli corporation (the "Company"), as amended by Amendment No. 1 on August 29, 2000 (such amendment, together with the Schedule 13D, are referred to herein collectively as the "Amended Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.

ITEM 3.   AMOUNT AND SOURCE OF FUNDS.
          --------------------------

      ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          In September 2000, Private Equity Holding AG, a Swiss company ("PEH"), made a payment of approximately $4,375,000 to SHOC, representing 50% of the portion of the original purchase price of the Convertible Notes funded by capital contributions from Trefoil Gilat. See Items 4-6 below.

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

      ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          Pursuant to a Letter Agreement, dated May 4, 2001 (the "Letter Agreement"), entered into on May 15, 2001 between Shamrock Euro, L.L.C., a Delaware limited liability company and related party to Trefoil Gilat and SHOC ("Shamrock Euro"), and PEH, Trefoil Gilat and SHOC are obligated to transfer the Convertible Notes and the Additional Notes (as defined in Item
5) to Trefoil Euro Fund, L.P., a Delaware limited partnership formed by Shamrock Euro, of which PEH is a limited partner (the "Partnership"), upon finalization of the structure of the Partnership.

          The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement, which is attached hereto as Exhibit 11 and is incorporated herein by reference.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.
           -------------------------------------

      ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          (a) - (b) In addition to the $25 million in Convertible Notes held by Trefoil Gilat, pursuant to the terms of the Convertible Notes, the Company has issued three additional PIK notes (the "Additional Notes") to Trefoil Gilat in lieu of interest payments on the Convertible Notes in the aggregate principal amount of $1,335,602. These Additional Notes have the same terms and conditions as the Convertible Notes and are referred to herein collectively with the Convertible Notes as the "Notes." Accordingly, the Notes are convertible at a price of $23 per Ordinary Share into 1,145,026 Ordinary Shares, constituting approximately 8.6% of the issued and outstanding Ordinary Shares; provided however, that the conversion ratio of the Notes is subject to adjustment under certain circumstances set forth in the Notes. Subject to the pledge created by the Loan Documents, Trefoil Gilat has beneficial ownership of such Ordinary Shares issuable upon conversion of the Notes, with sole power to vote or direct the vote and sole power to dispose or direct the disposition of such Ordinary Shares. The foregoing description of the Loan Documents is qualified in its entirety by the complete text of the Loan Documents, copies of which are attached hereto as Exhibits 7, 8 and 9 and are incorporated herein by reference.

          In addition, SHOC retains voting and dispositive power over the 100,000 Ordinary Shares it owns of record (the "SHOC Shares") as disclosed in the Amended Schedule 13D, which Ordinary Shares constitute approximately
 .75% of the issued and outstanding Ordinary Shares of the Company. The SHOC Shares are not subject to the terms of the Letter Agreement.

          SHOC and Trefoil Gilat are part of a group as such term is defined in Rule 13d-5(b)(1) under the Act. Accordingly, SHOC may be deemed to have beneficial ownership of the Ordinary Shares issuable upon conversion of the Notes and Trefoil Gilat may be deemed to have beneficial ownership of the SHOC Shares, such that each of SHOC and Trefoil Gilat may be deemed to have beneficial ownership of 9.4% of the issued and outstanding Ordinary Shares of the Company.

          Finally, each of the controlling persons of SHOC and Trefoil Gilat described in Item 2 of the Amended Schedule 13D may be deemed to beneficially own the Ordinary Shares issuable upon conversion of the Notes and the SHOC Shares, pursuant to Rule 13d-3 under the Act.

          The percentages set forth in this response to Items 5(a) and 5(b) assume that 12,138,276 Ordinary Shares were outstanding on May 15, 2001, based on the representations made by the Company in its Form F-3 filed with the SEC on February 12, 2001 and also include the 1,145,026 Ordinary Shares issuable upon conversion of the Notes.

          (d) Pursuant to the Letter Agreement, Trefoil Gilat and SHOC are obligated to hold a portion of any proceeds or distributions received by Trefoil Gilat or SHOC in respect of the Notes for the account of PEH in accordance with PEH's interest in the Partnership.

          The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement, which is attached hereto as Exhibit 11 and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

      ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          Shamrock Euro and PEH have entered into the Letter Agreement pursuant to which Shamrock Euro and PEH acknowledged that they had formed the Partnership in April 1999 for the purpose of making investments in various companies in Israel and Europe. Since April 1999, Shamrock Euro and certain related entities, including Trefoil Gilat and SHOC, have made investments in certain Israeli and European entities, including the Company, with the objective of transferring those investments to the Partnership upon finalization of the Partnership's structure. The Letter Agreement further acknowledges that PEH has made certain payments to related parties of Shamrock Euro, including amounts representing one half of the investments in such Israeli and European companies, and that such related parties are holding the interests in part for the benefit of PEH in accordance with its interest in the Partnership. Pursuant to the Letter Agreement, Shamrock Euro and PEH have agreed that Shamrock Euro and such related parties will transfer such investments, including the investment in the Company, to the Partnership upon finalization of the Partnership's structure.

          The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement, which is attached hereto as Exhibit 11 and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

      ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING EXHIBIT:

                DOCUMENT
                --------

   Exhibit 11  --  Letter Agreement dated May 4, 2001, entered into on
                   May 15, 2001 between Shamrock Euro, L.L.C. and Private Equity Holding AG

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2001

                               SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                               By:/s/ Robert G. Moskowitz
                                  -----------------------
                                  Robert G. Moskowitz
                                  Executive Vice President and Secretary


                               TREFOIL GILAT INVESTORS, L.P.
                               By: Trefoil Gilat, Inc.
                                   its General Partner


                               By: /s/ Gregory S. Martin
                                   ---------------------
                                   Gregory S. Martin
                                   Treasurer

EXHIBIT INDEX

                DOCUMENT
                --------

   Exhibit 11  --  Letter Agreement dated May 4, 2001, entered into on
                   May 15, 2001 between Shamrock Euro, L.L.C. and Private Equity Holding AG